EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2004	2003	2002	2001	2000

Income from before provision for income taxes, discontinued operations, extraordinary items, and cumulative effect of accounting change	$10,112	$4,673	$6,130	$2,660	$17,841
Minority interest	2,409	1,583	1,404	625	288
Equity in (earnings) loss of unconsolidated businesses	(1,691)	(1,278)	1,547	(446)	(3,792)
Dividends from unconsolidated businesses	162	198	97	178	215
Interest expense	2,384	2,797	3,130	3,276	3,406
Portion of rent expense representing interest	449	445	418	419	345
Amortization of capitalized interest	104	103	87	70	52

Income, as adjusted	$13,929	$8,521	$12,813	$6,782	$18,355

Fixed charges:
Interest expense	$2,384	$2,797	$3,130	$3,276	$3,406
Portion of rent expense representing interest	449	445	418	419	345
Capitalized interest	177	144	185	368	230
Preferred stock dividend requirement	8	12	18	61	26

Fixed Charges	$3,018	$3,398	$3,751	$4,124	$4,007

Ratio of Earnings to Fixed Charges	4.62	2.51	3.42	1.64	4.58